Exhibit 15.3
CONSOLIDATED FINANCIAL STATEMENTS
OF
TEEKAY NAKILAT (III) CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
TEEKAY NAKILAT (III) CORPORATION
We have audited the accompanying consolidated balance sheets of Teekay Nakilat (III) Corporation (or the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Nakilat (III) Corporation at December 31, 2009 and 2008 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with United States generally accepted accounting principles.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
April 26, 2010.	Chartered Accountants

TEEKAY NAKILAT (III) CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

VOYAGE REVENUES	99,593	47,016	—

OPERATING EXPENSES
Voyage expenses	136	427	—
Vessel operating expenses (note 5i)	16,030	8,827	—
Crew training (note 5f)	381	4,831	—
General and administrative	304	381	38
Corporate service fees (note 5b)	287	287	285
Ship management fees (note 5c)	1,504	1,158	—

Total operating expenses	18,642	15,911	323

Income (loss) from vessel operations	80,951	31,105	(323)

OTHER ITEMS
Interest expense (notes 5d and e)	(31,968)	(21,834)	—
Interest income	251	672	—
Realized and unrealized gain on derivative instruments (note 8)	10,692	—	—
Foreign exchange (loss) gain	(8)	51	(2)

Total other items	(21,033)	(21,111)	(2)

Net income (loss)	59,918	9,994	(325)

See accompanying notes to the consolidated financial statements.

TEEKAY NAKILAT (III) CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2009	2008
	$	$

ASSETS
Current
Cash	40,765	20,529
Restricted cash (note 7)	4,517	—
Accounts receivable	733	122
Prepaid expenses and advances	1,787	1,317
Due from affiliates (note 5k)	32	—
Inventory	431	602
Current portion of net investments in direct financing leases (note 3)	11,134	11,423

Total current assets	59,399	33,993

Vessel equipment	192	—
Due from shareholders (note 4)	—	2,865
Net investments in direct financing leases (note 3)	1,035,734	1,046,543
Deferred debt issuance costs	9,242	10,483

Total assets	1,104,567	1,093,884

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (includes $1,258 and $1,064 for 2009 and 2008, respectively, owing to affiliates) (notes 5i and 8)	11,816	8,020
Due to affiliates (note 5k)	8,746	—
Current portion of long-term debt (note 7)	36,631	36,631
Current portion of derivative instruments (note 8)	14,044	11,438
Due to shareholders (note 4)	2,936	—

Total current liabilities	74,173	56,089

Due to affiliates (note 5k)	—	9,773
Long-term debt (note 7)	803,260	830,859
Derivative instruments (note 8)	27,023	56,970

Total liabilities	904,456	953,691

Shareholders’ equity
Share capital (note 6)	1	1
Contributed capital	200,329	200,329
Accumulated deficit	(219)	(60,137)

Total shareholders’ equity	200,111	140,193

Total liabilities and shareholders’ equity	1,104,567	1,093,884

See accompanying notes to the consolidated financial statements.

TEEKAY NAKILAT (III) CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
Cash provided by (used for):

OPERATING ACTIVITIES
Net income (loss)	59,918	9,994	(325)
Non—cash items:
Accrued interest and other — net	5,256	(833)	—
Unrealized gain on derivative instruments	(27,341)	—	—
Changes in operating assets and liabilities:
Prepaid expenses and advances	(470)	(1,317)	—
Due to affiliates	(1,059)	(154)	304
Accounts receivable	(610)	(100)	—
Inventory	172	(602)	—
Accounts payable and accrued liabilities	(220)	4,112	21

Net operating cash flow	35,646	11,100	—

FINANCING ACTIVITIES
Increase in restricted cash	(4,517)
Proceeds from long-term debt	9,031	—	—
Repayments of long-term debt	(36,630)	—	—
Advances from QGTC Nakilat (1653-6) Holdings Corporation	3,480	45,178	—
Advances from Teekay Nakilat (III) Holdings Corporation	2,321	30,119	—
Repayments to QGTC Nakilat (1653-6) Holdings Corporation	—	(36,556)	—
Repayments to Teekay Nakilat (III) Holdings Corporation	—	(22,517)	—

Net financing cash flow	(26,315)	16,224	—

INVESTING ACTIVITIES
Receipts from direct financing leases	11,422	5,457	—
Expenditures for vessels and equipment	(517)	(12,252)	—

Net investing cash flow	10,905	(6,795)	—

Increase in cash	20,236	20,529	—
Cash, beginning of year	20,529	—	—

Cash, end of year	40,765	20,529	—

Supplemental cash flow information (note 9).
See accompanying notes to the consolidated financial statements.

TEEKAY NAKILAT (III) CORPORATION
CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY
(in thousands of U.S. dollars)

	Number				Total
	of	Common	Contributed	Accumulated	Shareholders’
	Common	Shares	Capital	Deficit	Equity
	Shares	$	$	$	$
Balance, December 31, 2006	1	1	200,329	(565)	199,765
Net loss and comprehensive loss	—	—	—	(325)	(325)

Balance, December 31, 2007	1	1	200,329	(890)	199,440
Net income and comprehensive income	—	—	—	9,994	9,994
Loss on acquisition of interest rate swaps (note 5g)	—	—	—	(69,241)	(69,241)

Balance, December 31, 2008	1	1	200,329	(60,137)	140,193
Net income and comprehensive income	—	—	—	59,918	59,918

Balance, December 31, 2009	1	1	200,329	(219)	200,111

See accompanying notes to the consolidated financial statements.

TEEKAY NAKILAT (III) CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. They include the accounts of Teekay Nakilat (III) Corporation (or Nakilat), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Company).
The following is a list of Nakilat’s subsidiaries:

		Proportion of
	Jurisdiction of	Ownership
Name of Significant Subsidiaries	Incorporation	Interest

Teekay Nakilat (III) Limited (1)	United Kingdom	100%
Al Huwaila Inc.	Marshall Islands	100%
Al Kharsaah Inc.	Marshall Islands	100%
Al Shamal Inc.	Marshall Islands	100%
Al Khuwair Inc.	Marshall Islands	100%

(1)	Teekay Nakilat (III) Limited was dissolved on August 11, 2009.
Significant intercompany balances and transactions have been eliminated upon consolidation.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The Company evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were available to be issued which was April 26, 2010.
Foreign currency
The consolidated financial statements are stated in U.S. dollars and the functional currency of the Company is U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the year end exchange rates. Resulting gains and losses are reflected separately in the consolidated statements of income (loss).
Adoption of New Accounting Pronouncements
In January 2009, the Company adopted an amendment to Statement of Financial Accounting Standards (or FASB) ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or financial liability. The Company’s adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.
In January 2009, the Company adopted an amendment to FASB ASC 815, Derivatives and Hedging, which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures. See Note 8 of the notes to the consolidated financial statements.
In April 2009, the Company adopted an amendment to FASB ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This amendment requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This amendment is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this amendment did not have a material impact on the consolidated financial statements.

TEEKAY NAKILAT (III) CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(in thousands of U.S. dollars)
Operating revenues and expenses
All of the Company’s voyage revenues in 2009 and 2008 were generated from a single customer. The company’s time-charters are accounted for as direct financing leases and are reflected on the consolidated balance sheets as net investments in direct financing leases. The lease revenue is recognized on an effective interest rate method over the lease term and is included in voyage revenues.
Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.
Cash and cash equivalents
The Company classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered.
Inventory
Inventory consists of lube oils for the Company’s vessels and is valued at the lower of cost or realizable value. The Company uses the first-in-first-out method of accounting for inventory.
Debt issuance costs
Deferred debt issuance costs, including fees, commissions and legal expenses, are deferred and amortized using the effective interest rate method. Amortization of deferred debt issuance costs for the years ended December 31, 2009, 2008 and 2007 of $1.2 million, nil and nil, respectively, is included in interest expense.
Derivative instruments
All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Company currently does not apply hedge accounting to its derivative instruments.
For derivative financial instruments that are not designated or that do not qualify as hedges under FASB ASC 815, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt are recorded in realized and unrealized gain on derivative instruments in the consolidated statements of income (loss).
The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counter parties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as derivative assets and liabilities could vary by a material amount in the near-term.
The Company transacts all of its derivative instruments through investment-grade-rated financial institutions at the time of the transaction and requires no collateral from these institutions. See note 8 for fair value disclosures of derivative instruments.
Income taxes
The legal jurisdictions in which Nakilat and its Marshall Islands subsidiaries are incorporated do not impose income taxes upon shipping-related activities.
Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.
The Company adopted FASB’s interpretation of Accounting for Uncertainty in Income Taxes as of January 1, 2009. The interpretation requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. The adoption of this interpretation did not have material impact on the Company’s financial position and results of operations. As of December 31, 2009 and 2008, the Company did not have any material accrued interest and penalties relating to income taxes.

TEEKAY NAKILAT (III) CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(in thousands of U.S. dollars)
Comprehensive income
During the years ended December 31, 2009, 2008 and 2007 the Company’s comprehensive income (loss) and net income (loss) were the same.
2. FAIR VALUE MEASUREMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and restricted cash — The fair value of the Company’s cash and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.
Long-term debt — The fair values of the Company’s fixed-rate and variable-rate long-term debt are estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.
Due to and from affiliates and shareholders — The fair value of the Company’s due to and from affiliates and shareholders approximates their carrying amounts reported in the accompanying consolidated balance sheets due to its current nature.
Derivative instruments — The fair value of the Company’s interest rate swaps is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Company and the swap counterparties.
The Company categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The estimated fair value of the Company’s financial instruments and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis as at December 31 is as follows:

		2009		2008
		Carrying	Fair	Carrying	Fair
		Amount	Value	Amount	Value
	Fair Value	Asset	Asset	Asset	Asset
	Hierarchy	(Liability)	(Liability)	(Liability)	(Liability)
	Level	$	$	$	$
Cash and restricted cash	—	45,282	45,282	20,529	20,529
Long-term debt (note 7)	—	(839,891)	(710,514)	(867,490)	(786,065)
Due to and from affiliates	—	(8,714)	(8,714)	(9,773)	(2)
Due to and from shareholders	—	(2,936)	(2,936)	2,865	(2)
Derivative instruments (note 8) (1)	Level 2	(45,660)	(45,660)	(69,241)	(69,241)

(1)
The Company’s interest rate swap agreements as at December 31, 2009 and 2008 include $4.6 million and $0.8 million, respectively, of accrued interest which is recorded in accrued liabilities on the consolidated balance sheets.

(2)	The fair value of the Company’s due to and from affiliates and shareholders as at December 31, 2008 was not determinable given the amounts are non-current with no fixed repayment terms.
No non-financial assets or non-financial liabilities were carried at fair value at December 31, 2009 and 2008.
3. NET INVESTMENTS IN DIRECT FINANCING LEASES
The Company’s four time-charters are accounted for as direct financing leases. The following lists the components of the net investments in direct financing leases as at December 31:

	2009	2008
	$	$

Total minimum lease payments to be received	2,131,857	2,223,726
Estimated unguaranteed residual value of leased properties	344,479	344,387
Less unearned income	(1,429,468)	(1,510,147)

Total	1,046,868	1,057,966
Less current portion	11,134	11,423

Total	1,035,734	1,046,543

TEEKAY NAKILAT (III) CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(in thousands of U.S. dollars)
As at December 31, 2009, minimum lease payments to be received by the Company in each of the next five succeeding fiscal years are approximately $90.6 million (2010), $90.6 million (2011), $90.9 million (2012), $90.6 million (2013) and $90.6 million (2014). The leases are schedule to end in 2033.
4. DUE TO/FROM SHAREHOLDERS
Teekay Nakilat (III) Holdings Corporation and QGTC Nakilat (1643-6) Holdings Corporation are joint venture partners holding interest in the Company of 40% and 60%, respectively. The advances to and from the Company’s shareholders are non-interest bearing, unsecured and have no fixed repayment terms. The amounts due to shareholders at December 31, 2009 are expected to be repaid in the next fiscal year.

	2009	2008
	$	$
Due (to) from shareholders
QGTC Nakilat (1643-6) Holdings Corporation	(1,825)	1,655
Teekay Nakilat (III) Holdings Corporation	(1,111)	1,210

Total	(2,936)	2,865
Less current portion	(2,936)	—

Total	—	2,865

5. RELATED PARTY TRANSACTIONS
a.
Teekay LNG Partners L.P. is the ultimate parent company of Teekay Nakilat (III) Holdings Corporation. Teekay Corporation is the parent company of Teekay LNG Partners L.P. Teekay Shipping Ltd. is a subsidiary of Teekay Corporation.

b.
During the year, corporate services were provided to the Company by Teekay Shipping Ltd. of $0.3 million (2008 — $0.3 million, 2007 — $0.3 million). The corporate services are measured at the exchange amount between parties.

c.
During the year, ship management services were provided to the Company by Teekay Shipping Ltd. of $1.5 million (2008 — $1.2 million, 2007 — nil). The ship management services are measured at the exchange amount between parties.

d.
During the year, the Company incurred interest expense that was either capitalized or recorded on the consolidated statements of income (loss) of nil (2008 — $13.9 million, 2007 — $17.1 million) to QGTC Nakilat (1643-6) Holdings Corporation.

e.
During the year, the Company incurred interest expense that was either capitalized or recorded on the consolidated statements of income (loss) of nil (2008 — $9.2 million, 2007 — $11.4 million) to Teekay Nakilat (III) Holdings Corporation.

f.
During the year, crew training services were provided to the Company by Teekay Corporation of $0.4 million (2008 — $4.8 million, 2007 — nil). The crew training services are measured at the exchange amount between the parties.

g.
On December 31, 2008, Teekay Nakilat (III) Holdings Corporation and QGTC Nakilat (1643-6) Holdings Corporation novated their interest rate swap obligations to the Company for no consideration. The transaction was concluded between entities under common control and thus the swaps were recorded at their carrying values. The excess of the liabilities assumed over the consideration received, amounting to $69.2 million, has been charged to accumulated deficit.

h.
On December 31, 2008, Teekay Nakilat (III) Holdings Corporation and QGTC Nakilat (1643-6) Holdings Corporation novated their external long-term debt and related interest payable of $871.3 million and deferred debt issuance costs of $10.5 million to the Company. As a result of this transaction at December 31, 2008, the Company’s long-term debt and accrued liabilities have increased by $871.3 million and deferred debt issuance costs has increased by $10.5 million. This transaction is offset by a decrease in the Company’s obligations to its shareholders, Teekay Nakilat (III) Holdings Corporation and QGTC Nakilat (1643-6) Holdings Corporation. The Company incurred $21.8 million of interest expense during the year ended December 31, 2008 relating to the Company’s obligations to its shareholders, that was offset on the novation of its external long-term debt.

i.
During the year, crewing and manning services were provided to the Company by Teekay Corporation of $9.2 million (2008 — $4.6 million, 2007 — nil million) of which $1.3 million is payable to Teekay Corporation as at December 31, 2009 and is included as part of accounts payable and accrued liabilities in the consolidated balances sheets. The crewing and manning services are measured at the exchange amount between the parties and are included as part of vessel operating expenses in the consolidated statements of income (loss).

j.	From time to time, other payments are made by affiliates on behalf of the Company that are not specific to any agreements described above.

TEEKAY NAKILAT (III) CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(in thousands of U.S. dollars)
k.
Although the amounts due from and to affiliates are non-interest bearing, unsecured and have no fixed repayment terms, all amounts are expected to be collected or repaid during 2010. The Company did not incur any interest expense from its affiliates during the years ended December 31, 2009, 2008 and 2007. Balances with affiliates as at December 31 are as follows:

	2009	2008
	$	$
Due from affiliates
Due from Teekay Nakilat (II) Limited	24	—
Due from other affiliates	8	—

Total	32	—

Due to affiliates
Due to Teekay Corporation	5,758	9,559
Due to Teekay Shipping Limited	620	214
Due to Teekay Chartering Ltd.	1,784	—
Due to Teekay Nakilat (II) Limited	535	—
Due to other affiliates	49	—

Total	8,746	9,773
Less current portion	8,746	—

Total	—	9,773

6. SHARE CAPITAL

	2008	2009
	$	$

Authorized
500 Common shares, with a par value of $1 each

Issued and outstanding
500 Common shares	1	1

7. LONG-TERM DEBT

	2009	2008
	$	$

U.S. dollar denominated term loan due through 2020	839,891	867,490
Less current portion	36,631	36,631

	803,260	830,859

As at December 31, 2009 the Company has a U.S. Dollar-denominated term loan outstanding which totaled $839.9 million (2008 — $867.5 million), of which $386.9 million bears interest at a fixed rate of 5.36% and requires quarterly payments and the remaining $453.0 million bears interest based on LIBOR plus a margin. There will be bullet repayments of approximately $110 million for each of four vessels due at maturity in 2020. An additional tranche of approximately $35 million for all four vessels will be advanced under the loan facility in quarterly installments until 2014 and will then be repaid in quarterly payments until maturity in 2020. On a monthly basis, the company funds one third of the quarterly interest and principal payments relating to each ship tranche into a restricted cash account, of which the cumulative amounts adjusted for interest earned during the quarter will be remitted to the lender on the payment due date. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related security and certain undertakings from the Company.
The weighted average effective interest rate on the Company’s long-term debt as at December 31, 2009 and 2008 was 3.11% and 4.32%, respectively. This rate does not reflect the effect of the Company’s interest rate swaps (see note 8).
The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to December 31, 2009 are $36.6 million (2010), $36.6 million (2011), $36.6 million (2012), $36.6 million (2013), $36.6 million (2014) and $656.9 million (thereafter).

TEEKAY NAKILAT (III) CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(in thousands of U.S. dollars)
8. DERIVATIVE INSTRUMENTS
The Company enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings. The net gain or loss on the Company’s interest rate swaps has been reported in realized and unrealized gain on derivative instruments in the consolidated statements of income (loss). Realized losses related to interest rate swaps was $16.6 million, nil and nil million for the years ended December 31, 2009, 2008 and 2007, respectively. Unrealized gains related to interest rate swaps was $27.3 million, nil and nil million for the years ended December 31, 2009, 2008 and 2007, respectively.
As at December 31, 2009, the Company was committed to the following interest rate swap agreements:

			Fair Value /	Weighted-
			Carrying	Average	Fixed
	Interest	Principal	Amount of	Remaining	Interest
	Rate	Amount	Liability(2)	Term	Rate
	Index	$	$	(Years)	%(1)

LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	400,000	(45,660)	6.1	5.04

(1)	Excludes the margin the Company pays on its variable-rate debt (see note 7).

(2)	Fair value includes $4.6 million of accrued interest, which is recorded in accrued liabilities on the consolidated balance sheets.
The Company is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
9. SUPPLEMENTAL CASH FLOW INFORMATION
During the year ended December 31, 2009, cash paid for interest on long-term debt was $43.2 million, and during the years ended December 31, 2008 and 2007 cash paid for interest, net of amounts capitalized, on advances from shareholders was $10.9 million and nil million, respectively.
10. ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
In June 2009, the FASB issued SFAS No. 167, an amendment to FASB ASC 810, Consolidations that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. This amendment is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.
In June 2009, the FASB issued an amendment to FASB ASC 860, Transfers and Services that eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This amendment will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.
In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2011. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.
In January 2010, the FASB issued an amendment to FASB ASC 820, Fair Value Measurements and Disclosures, which amends the guidance on fair value to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption will have no impact on the Company’s results of operations, financial position or cash flows.